SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

 May 20, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

MICROCELL TELECOMMUNICATIONS INC.

Notice regarding Annual Information Form (NI 51-102F2)

To : British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland

MICROCELL TELECOMMUNICATIONS INC. (the "Corporation") hereby gives notice that its Renewal Annual Information Form dated as of May 5, 2004 was filed under the System for Electronic Document Analysis and Retrieval (SEDAR) on May 19, 2004 under project number 00647992 under Filing Type "Annual Information Form (NI 51-102)" and that the Corporation is relying on that filing to satisfy the requirements for filing Annual Information Forms under and pursuant to National Instrument 44-101.

DATED at Montreal, this 19th day of May, 2004.

                                                                                                    MICROCELL TELECOMMUNICATIONS INC.

                                                                                                     /s/ Jocelyn Cote
                                                                                                     ----------------------------------------------------------
                                                                                                    Jocelyn Cote, Vice-President, Legal Affairs
                                                                                                    and Assistant Secretary